ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-223208
Dated May 2, 2019

HSBC USA Inc. Allocation Securities

Securities Linked to a Basket of Indices due on or about May 31, 2024

Investment Description

These Allocation Securities (the ''Securities'') are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC") linked to the performance of a weighted basket (the "Basket") consisting of the S&P 500® Index (the "SPX"), the MSCI EAFE® Index (the "MXEA") and the MSCI Emerging Markets Index (the "MXEF") (each, a "Basket Component," and together, the "Basket Components"). On the Final Valuation Date, different weightings will be allocated to the Basket Components based on their performance: between 60% and 65% for the Basket Component with the best return, between 35% and 40% for the Basket Component with the second-best return (each to be determined on the Trade Date), and 0% for the Basket Component with the lowest return. The Securities will rank equally with all of our other unsecured and unsubordinated debt obligations. At maturity, if the Allocated Basket Return is greater than zero, HSBC will pay the Principal Amount at maturity plus a positive return equal to the Allocated Basket Return. However, if the Allocated Basket Return is less than zero, HSBC will pay less than the full Principal Amount at maturity, if anything, resulting in a loss of principal that is proportionate to the negative Allocated Basket Return. **Investing in the Securities involves significant risks. The Securities do not pay any interest. You may lose some or all of your Principal Amount. Any payment on the Securities, including any repayment of principal at maturity, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

Features

- ❑ **Full Growth Potential:** At maturity, if the Allocated Basket Return is positive, investors will receive a positive return equal to the Allocated Basket Return.

- ❑ **Full Downside Market Exposure:** If the Allocated Basket Return is negative, investors will be exposed to the full downside performance of the Allocated Basket Return and HSBC will pay less than the full Principal Amount at maturity, resulting in a loss of principal that is proportionate to the negative Allocated Basket Return. Accordingly, you could lose some or all of the Principal Amount. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates[1]

Trade Date	May 29, 2019
Settlement Date	May 31, 2019
Final Valuation Date[2]	May 28, 2024
Maturity Date[2]	May 31, 2024

[1] Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same.

[2] See page 4 for additional details.

THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE SECURITIES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES. THE SECURITIES HAVE DOWNSIDE MARKET RISK SIMILAR TO THE BASKET, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF THE PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ''KEY RISKS'' BEGINNING ON PAGE 5 AND THE MORE DETAILED ''RISK FACTORS'' BEGINNING ON PAGE S-1 OF THE ACCOMPANYING EQUITY INDEX UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-1 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES.

Security Offering

These terms relate to the Securities. The Securities are offered at a minimum investment of 100 Securities at the Price to Public described below. The final terms of the Securities will be determined on the Trade Date. On the Final Valuation Date, different weightings will be allocated to the Basket Components based on their performance, as described below.

Basket Components	Initial Levels	Basket Weightings	CUSIP/ISIN
The S&P 500® Index (Ticker: "SPX")		Between 60% and 65% for the Basket Component with the best return, between 35% and 40% for the Basket Component with the second-best return (each to be determined on the Trade Date), and 0% for the Basket Component with the lowest return.	40436B790 / US40436B7901
The MSCI EAFE® Index (Ticker: "MXEA")			
The MSCI Emerging Markets Index (Ticker: "MXEF")			

See "Additional Information About HSBC USA Inc. and the Securities" on page 2. The Securities offered will have the terms specified in the accompanying prospectus dated February 26, 2018, the accompanying prospectus supplement dated February 26, 2018, the accompanying Equity Index Underlying Supplement dated February 26, 2018 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Securities from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page hereof for a description of the distribution arrangements.

The Estimated Initial Value of the Securities on the Trade Date is expected to be between $9.30 and $9.70 per Security, which will be less than the price to public. The market value of the Securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page 4 and "Key Risks" beginning on page 5 of this document for additional information.

	Price to Public[1]	Underwriting Discount[1]	Proceeds to Us
Per Security	$10.00	$0.35	$9.65
Total			

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page hereof.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

UBS Financial Services Inc.   **HSBC Securities (USA) Inc.**

Additional Information About HSBC USA Inc. and the Securities

This document relates to the offering of Securities linked to the Basket. As a purchaser of a Security, you will acquire a senior unsecured debt instrument linked to the Basket, which will rank equally with all of our other unsecured and unsubordinated debt obligations. Although the offering of Securities relates to the Basket, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Basket, any Basket Component or any security included in any Basket Component, or as to the suitability of an investment in the Securities.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the Equity Index Underlying Supplement dated February 26, 2018. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" herein and in "Risk Factors" beginning on page S-1 of the Equity Index Underlying Supplement and beginning on page S-1 of the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

HSBC USA Inc. has filed a registration statement (including the Equity Index Underlying Supplement, prospectus and prospectus supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the Equity Index Underlying Supplement, prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the Equity Index Underlying Supplement, prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

- Equity Index Underlying Supplement dated February 26, 2018:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm
- Prospectus supplement dated February 26, 2018:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm
- Prospectus dated February 26, 2018:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated February 26, 2018, references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated February 26, 2018 and references to the "Equity Index Underlying Supplement" mean the Equity Index Underlying Supplement dated February 26, 2018.

Investor Suitability

The Securities may be suitable for you if:

♦ You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦ You are willing to make an investment where you could lose some or all of your initial investment and are willing to make an investment that may be exposed to the same downside market risk as the Basket Components.

♦ You seek an investment with a return linked to the Basket and you believe the Allocated Basket Return will be positive.

♦ You believe that one Basket Component will outperform the other Basket Components, but are uncertain as to which Basket Component will perform best. Therefore, you prefer an investment that allocates a higher weighting to the Basket Component with better performance.

♦ You understand and accept the risks associated with the Basket Components.

♦ You can tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Basket Components.

♦ You are willing to hold the Securities to maturity and do not seek an investment for which there is an active secondary market.

♦ You are willing to accept the risk and return profile of the Securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

♦ You do not seek current income from your investment and are willing to forgo dividends paid on the stocks included in any of the Basket Components.

♦ You are willing to assume the credit risk of HSBC, as Issuer of the Securities, and understand that if HSBC defaults on its obligations, you may not receive any amounts due to you, including any repayment of principal.

The Securities may not be suitable for you if:

♦ You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦ You seek an investment that is designed to return your full Principal Amount at maturity.

♦ You are not willing to make an investment in which you could lose some or all of your Principal Amount and you are not willing to make an investment that may be exposed to the same downside market risk as the Basket Components.

♦ You believe that the Allocated Basket Return will be negative or that the Allocated Basket Return will not be sufficiently positive to provide you with your desired return.

♦ You have strong views regarding the anticipated returns of the Basket Components. Therefore, you prefer an investment with predetermined weightings that better maximize returns based on the Basket Component Returns you anticipate.

♦ You do not understand or accept the risks associated with the Basket Components.

♦ You cannot tolerate fluctuations in the price of the Securities prior to maturity that may be similar or exceed the downside fluctuations in the level of the Basket Components.

♦ You are unable or unwilling to hold the Securities to maturity and seek an investment for which there will be an active secondary market.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

♦ You seek current income from your investment or prefer to receive the dividends paid on the stocks included in any of the Basket Components.

♦ You are not willing or are unable to assume the credit risk of HSBC, as Issuer of the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. For more information about the Basket Components, see "Information About the Basket Components" in this document and in the accompanying Equity Index Underlying Supplement. You should also carefully review "Key Risks" herein and "Risk Factors" beginning on page S-1 of the Equity Index Underlying Supplement and beginning on page S-1 of the prospectus supplement.



Indicative Terms

Issuer	HSBC USA Inc. ("HSBC")
Issue Price	$10.00 per Security.
Principal Amount	$10.00 per Security.
Term	Approximately five years
Trade Date[1]	May 29, 2019
Settlement Date[1]	May 31, 2019
Final Valuation Date[1]	May 28, 2024
Maturity Date[1]	May 31, 2024
Basket	A weighted basket consisting of the S&P 500® Index, the MSCI EAFE® Index and the MSCI Emerging Markets Index
Basket Weightings	On the Final Valuation Date, different weightings will be allocated to the Basket Components based on their respective Basket Component Returns: between 60% and 65% for the Basket Component with the highest Basket Component Return (the "Best Basket Component Return"), between 35% and 40% for the Basket Component with the next-highest Basket Component Return (the "Second-Best Basket Component Return") (each to be determined on the Trade Date), and 0% for the Basket Component with the lowest Basket Component Return (the "Lowest Basket Component Return"). If two or more of the Basket Components have equal returns, the Calculation Agent will determine the ranking (and the Allocated Basket Return will not be adversely impacted as a result of that determination).
Payment at Maturity (per $10 Security)[2]	You will receive a cash payment at maturity linked to the performance of the Basket during the term of the Securities. HSBC will pay you an amount in cash equal to: $10 + ($10 x Allocated Basket Return)
Allocated Basket Return	The sum of each Basket Component Return multiplied by its Basket Weighting.
Basket Component Return	With respect to each Basket Component, the quotient, expressed as a percentage, determined by the Calculation Agent as follows: $\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Initial Level	The Official Closing Level of the relevant Basket Component on the Trade Date.
Final Level	The Official Closing Level of the relevant Basket Component on the Final Valuation Date
Calculation Agent	HSBC USA Inc. or one of its affiliates.
CUSIP/ISIN	40436B790 / US40436B7901
Estimated Initial Value	The Estimated Initial Value of the Securities will be less than the price you pay to purchase the Securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Key Risks — The Estimated Initial Value of the Securities, Which Will Be Determined by Us on the Trade Date, Will Be Less than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any."

Investment Timeline

Trade Date	The Initial Levels of the Basket Components are observed and the terms of the Securities are set.
Maturity Date	The Final Levels, the Basket Weightings of the Basket Components and the Allocated Basket Return are determined as of the Final Valuation Date. HSBC will pay you a cash payment per Security equal to: $10 + ($10 × Allocated Basket Return) **If the Allocated Basket Return is negative on the Final Valuation Date, you will lose up to 100% of the Principal Amount of the Securities.**

Investing in the Securities involves significant risks. You may lose up to 100% of your Principal Amount. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.

---

[1] Expected. In the event HSBC makes any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same. The Final Valuation Date and Maturity Date are subject to postponement if a Market Disruption Event occurs, as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.

[2] Payment at Maturity and any repayment of principal is provided by HSBC USA Inc., and therefore, is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but you are urged to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying Equity Index Underlying Supplement and the accompanying prospectus supplement. You are also urged to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦ **Risk of Loss at Maturity** – The Securities differ from ordinary debt securities in that HSBC will not necessarily pay the full Principal Amount of the Securities at maturity. The return on the Securities at maturity is linked to the weighted performance of the Basket and will depend on whether, and to the extent which, the Allocated Basket Return is positive or negative. If the Allocated Basket Return is negative, HSBC will pay you less than the Principal Amount at maturity, resulting in a loss of principal equal to the negative Allocated Basket Return. Accordingly, you could lose up to 100% of the Principal Amount of the Securities.

♦ **A Change in the Level of One or More Basket Components May Be Offset by a Change in the Levels of the Other Basket Components** – A change in the level of one or more Basket Components as of the Final Valuation Date may not correlate with a change in the levels of the other Basket Components. The level of one or more Basket Components may increase, while the levels of the other Basket Components may not increase as much, or may even decrease. Therefore, in calculating the Allocated Basket Return, an increase in the level of one or more Basket Components may be moderated, or wholly offset, by lesser increases or decreases in the levels of the other Basket Components. Although the most heavily weighted Basket Component will always be the best performing Basket Component and the worst performing Basket Component will be weighted zero, the Best Basket Component Return may not be positive or may not be large enough to counterbalance the negative Basket Component Return from the second-best performing Basket Component. In such a case, the allocation of the weightings of the Basket Components based on their performance will not prevent you from losing some or a significant portion of your investment.

♦ **The Amount Payable on the Securities Is Not Linked to the Levels of the Basket Components at Any Time Other Than on the Final Valuation Date** – The Allocated Basket Return will be based on the Final Levels of the Basket Components on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the levels of the Basket Components appreciate prior to the Final Valuation Date but then decrease as of the Final Valuation Date, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the levels of the Basket Components prior to such decrease. Although the actual levels of the Basket Components on the Maturity Date or at other times during the term of the Securities may be higher than their respective Final Levels, the Payment at Maturity will be based solely on the Final Levels on the Final Valuation Date. You may have to sell the Securities at a loss relative to your initial investment even if the levels of the Basket Components at that time are above their respective Initial Levels.

♦ **The Securities Are Subject to the Credit Risk of the Issuer** – The Securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any repayment of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and you could lose your entire investment.

♦ **The Estimated Initial Value of the Securities, Which Will Be Determined by Us on the Trade Date, Will Be Less than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any –** The Estimated Initial Value of the Securities will be calculated by us on the Trade Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Securities may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Securities to be more favorable to you. We will determine the value of the embedded derivatives in the Securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market (if any exists) at any time.

♦ **The Price of Your Securities in the Secondary Market, if Any, Immediately After the Trade Date Will Be Less than the Price to Public** – The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Securities, the underwriting discount and the costs associated with structuring and hedging our obligations under the Securities. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Securities in the secondary market, if any, the price you would receive for your Securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the levels of the Basket Components and changes in market conditions, and cannot be predicted with accuracy. The Securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Securities to maturity. Any sale of the Securities prior to maturity could result in a loss to you.

♦ **If One of Our Affiliates Were to Repurchase Your Securities Immediately After the Settlement Date, the Price You Receive May Be Higher than the Estimated Initial Value of the Securities** – Assuming that all relevant factors remain constant after the Settlement Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Securities in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 12 months after the Settlement Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Securities and other costs in connection with the Securities that we will no longer expect to incur over the term of the Securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Securities and any agreement we may have with the distributors of the Securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Settlement Date of the Securities based on changes in market conditions and other factors that cannot be predicted.

♦ **Lack of Liquidity** – The Securities will not be listed on any securities exchange or quotation system. One of our affiliates intends to offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which one of our affiliates is willing to buy the Securities, which will exclude any fees or commissions you paid when you purchased the Securities.

♦ **No Interest Payments** – As a holder of the Securities, you will not receive interest payments.

♦ **Owning the Securities Is Not the Same as Owning the Stocks Included in Any of the Basket Components** – The return on your Securities may not reflect the return you would realize if you actually owned the stocks included in any of the Basket Components. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights as would holders of the stocks included in any of the Basket Components. The Allocated Basket Return excludes any cash dividend payments paid on the stocks included in any of the Basket Components. Accordingly, your return on the Securities may be less than what your return would have been had you invested in the stocks included in any of the Basket Components.

♦ **Changes Affecting the Basket Components** – The policies of the sponsors of the Basket Components concerning additions, deletions and substitutions of the stocks included in the Basket Components and the manner in which the sponsors of the Basket Components takes account of certain changes affecting those stocks included in the Basket Components may adversely affect the levels of the Basket Components and the Basket. The policies of the sponsor of the Basket Components with respect to the calculation of the Basket Components could also adversely affect the levels of the Basket Components and the Basket. The sponsors of the Basket Components may discontinue or suspend calculation or dissemination of the Basket Components. Any such actions could have an adverse effect on the value of the Securities.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS or Their Respective Affiliates** – HSBC, UBS Financial Services Inc., or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities and which may be revised at any time. Any such research, opinions or recommendations could affect the levels of the Basket Components or the prices of the stocks included in the Basket Components, and therefore, the market value of the Securities.

♦ **Potential HSBC and UBS Financial Services Inc. Impact on Price** – Trading or transactions by HSBC USA Inc., UBS Financial Services Inc., or any of their respective affiliates in the stocks included in the Basket Components, or in futures, options, exchange-traded funds or other derivative products on the stocks included in the Basket Components, may adversely affect the market value of the stocks included in the Basket Components or the Allocated Basket Return, and, therefore, the market value of the Securities.

♦ **Potential Conflicts of Interest** – HSBC, UBS Financial Services Inc., or any of our or their respective affiliates may engage in business with the issuers of the stocks included in the Basket Components, which could affect the price of such stocks or the levels of the Basket Components and thus may present a conflict between the obligations of HSBC and you, as a holder of the Securities. Additionally, potential conflicts of interest may exist between the Calculation Agent, which may be HSBC or any of its affiliates, and you with respect to certain determinations and judgments that the Calculation Agent must make, which include determining the Payment at Maturity based on the Final Levels of the Basket Components. The Calculation Agent can postpone the determination of the Final Levels and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

♦ **Economic and Market Factors Affecting the Terms and Market Price Prior to Maturity** – Because structured notes, including the Securities, can be thought of as having a debt and derivative component, factors that influence the values of debt instruments and options and other derivatives also affect the terms and features of the Securities at issuance and their market price of the Securities prior to maturity. These factors include the levels and volatility of the Basket Components; the dividend rate paid on stocks included in the Basket Components; the time remaining to the maturity of the Securities; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of HSBC. These and other factors are unpredictable and interrelated and may offset or magnify each other.

♦ **The Securities Are Not Insured or Guaranteed by Any Governmental Agency of the United States or Any Other Jurisdiction** – The Securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive any amount owed to you under the Securities and could lose your entire investment.

♦ **Non-U.S. Securities Markets Risks** – The MXEA and the MXEF each include stocks that are issued by non-U.S. companies and are traded on various non-U.S. exchanges. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks than stocks issued by U.S. companies and listed on U.S. exchanges. The foreign securities included in the relevant Basket Component may have less liquidity and could be more volatile than many of the securities traded in U.S. or other longer-established securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Basket and, as a result, the value of the Securities.

♦ **There Are Risks Associated with Emerging Markets** – Because the MXEF is a component of the Basket, an investment in the Securities will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against these risks may be made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

♦ **The Securities are Subject to Currency Exchange Risk** – Although the equity securities included in each of the MXEA and the MXEF are traded in currencies other than U.S. dollars, and the Securities are denominated in U.S. dollars, the amount payable on the Securities at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the levels of the applicable Basket Components, and therefore the Securities. The amount we pay in respect of the Securities on the maturity date, if any, will be determined solely in accordance with the procedures described in this free writing prospectus.

♦ **Uncertain Tax Treatment** – Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax advisor about your own tax situation. See "What Are the Tax Consequences of the Securities?" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Hypothetical Scenario Analysis and Examples at Maturity

The scenario analysis and examples below are hypothetical and provided for illustrative purposes only. **The hypothetical terms used below are not the actual terms that will apply to the Securities.** The actual terms will be set on the Trade Date and will be indicated on the cover of the applicable pricing supplement. These examples do not purport to be representative of every possible scenario concerning increases or decreases in the Basket Components from the Pricing Date to the Final Valuation Date. We cannot predict the Allocated Basket Return of the Basket on the Final Valuation Date, nor can we predict which Basket Components will have the Best Basket Component Return, the Second-Best Basket Component Return or the Lowest Basket Component Return. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Securities. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity per $10.00 Security on a hypothetical offering of the Securities and assume that the basket weighting for the Best Basket Component Return will be 60.00%, the basket weighting for the Second-Best Basket Return will be 40.00% and the basket weighting for the Lowest Basket Return will be 0.00%.

The following scenario analysis and examples assume an Initial Level of 1,000 for each Basket Component.

Example 1— **The Allocated Basket Return of the Basket is positive.**

Basket Components	Final Levels	Basket Component Returns	Basket Weightings
SPX	1,500.00	50.00% (Best Basket Component Return)	60.00%
MXEA	1,250.00	25.00% (Second-Best Basket Component Return)	40.00%
MXEF	1,125.00	12.50% (Lowest Basket Component Return)	0.00%

Allocated Basket Return = [(50.00% x 60.00%) + (25.00% x 40.00%) + (12.50% x 0.00%)] = 40.00%

The Payment at Maturity for each $10 Principal Amount of Securities is equal to:

$10.00 + ($10.00 × 40.00%)

Payment at Maturity = $14.00

Example 2— **The Allocated Basket Return of the Basket is negative.**

Basket Components	Final Levels	Basket Component Returns	Basket Weightings
SPX	625.00	-37.50% (Lowest Basket Component Return)	0.00%
MXEA	800.00	-20.00% (Second-Best Basket Component Return)	40.00%
MXEF	1,050.00	5.00% (Best Basket Component Return)	60.00%

Allocated Basket Return = [(5.00% x 60.00%) + (-20.00% x 40.00%)+ (-37.50% x 0.00%)] = -5.00%

The Payment at Maturity for each $10 Principal Amount of Securities is equal to:

$10.00 + ($10.00 × -5.00%)

Payment at Maturity = $9.50

If the Allocated Basket Return is negative, you will lose some or all of your Principal Amount at maturity.

Example 3— The Allocated Basket Return of the Basket is negative.

Basket Components	Final Levels	Basket Component Returns	Basket Weightings
SPX	950.00	-5.00% (Second-Best Basket Component Return)	40.00%
MXEA	900.00	-10.00% (Lowest Basket Component Return)	0.00%
MXEF	960.00	-4.00% (Best Basket Component Return)	60.00%

Allocated Basket Return = [(-4.00% x 60.00%) + (-5.00% x 40.00%)+ (-10.00% x 0.00%)] = -4.40%

The Payment at Maturity for each $10 Principal Amount of Securities is equal to:

$$\$10.00 + (\$10.00 \times -4.40\%)$$

Payment at Maturity = $9.56

If the Allocated Basket Return is negative, you will lose some or all of your Principal Amount at maturity.

Example 4— The Allocated Basket Return of the Basket is negative.

Basket Components	Final Levels	Basket Component Returns	Basket Weightings
SPX	580.00	-42.00% (Second-Best Basket Component Return)	40.00%
MXEA	613.30	-38.67% (Best Basket Component Return)	60.00%
MXEF	400.00	-60.00% (Lowest Basket Component Return)	0.00%

Allocated Basket Return = [(-38.67% x 60.00%) + (-42.00% x 40.00%)+ (-60.00% x 0.00%)] = -40.00%

The Payment at Maturity for each $10 Principal Amount of Securities is equal to:

$$\$10.00 + (\$10.00 \times -40.00\%)$$

Payment at Maturity = $6.00

If the Allocated Basket Return is negative, you will lose some or all of your Principal Amount at maturity.

Scenario Analysis – Hypothetical Payment at Maturity for each $10.00 Principal Amount of Securities.

Performance of the Securities		
Hypothetical Allocated Basket Return*	Hypothetical Return on Securities[1]	Hypothetical Payment at Maturity
100.00%	100.00%	$20.00
80.00%	80.00%	$18.00
60.00%	60.00%	$16.00
50.00%	50.00%	$15.00
30.00%	30.00%	$13.00
20.00%	20.00%	$12.00
10.00%	10.00%	$11.00
5.00%	5.00%	$10.50
2.50%	2.50%	$10.25
0.00%	0.00%	$10.00
-5.00%	-5.00%	$9.50
-10.00%	-10.00%	$9.00
-20.00%	-20.00%	$8.00
-30.00%	-30.00%	$7.00
-50.00%	-50.00%	$5.00
-60.00%	-60.00%	$4.00
-80.00%	-80.00%	$2.00
-100.00%	-100.00%	$0.00

* The Allocated Basket Return excludes cash dividend payments on the stocks included in the Basket Components.

[1] This "return" is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $10 Principal Amount Security.

What Are the Tax Consequences of the Securities?

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Securities. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid executory contracts with respect to the Basket. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, HSBC does not intend to report any income or gain with respect to the Securities prior to their maturity or an earlier sale or exchange and HSBC intends to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Security for more than one year at such time for U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for the U.S. federal income tax considerations applicable to Securities that are treated as pre-paid executory contracts.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible and the timing and character of income in respect of the Securities might differ materially and adversely from the treatment described above. For example, the Securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes, subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of the Securities is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the accompanying prospectus supplement) of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

We will not attempt to ascertain whether any of the entities whose stock is included in the Basket Components would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Basket Components were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Basket Components and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in a Basket Component is or becomes a PFIC or USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the Securities.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on the Issuer's determination that the Securities are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Securities. However, it is possible that the Securities could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Basket Components or the Securities, and following such occurrence the Securities could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Basket Components or the Securities should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Securities and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

The S&P 500® Index

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of April 30, 2019 were: Information Technology, Health Care, Financials, Communication Services and Consumer Discretionary.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-43 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on its daily closing levels from April 29, 2009 through April 29, 2019. We obtained the closing levels below from the Bloomberg Professional® service ("Bloomberg"). We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg. The historical levels of the SPX should not be taken as an indication of its future performance.



Source: Bloomberg

The MSCI EAFE® Index

Description of the MXEA

The MXEA offers a representation of developed markets in Europe, Australasia and the Far East including the following countries as of March 29, 2019: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The MXEA aims to capture 85% of the free float adjusted market capitalization of each country.

For more information about the MXEA, see "The MSCI Indices" beginning on page S-23 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the MXEA

The following graph sets forth the historical performance of the MXEA based on its daily closing levels from April 29, 2009 through April 29, 2019. We obtained the closing levels below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg. The historical levels of the MXEA should not be taken as an indication of its future performance.



Source: Bloomberg

The MSCI Emerging Markets Index

Description of the MXEF

The MXEF offers a representation of emerging markets based on the following countries as of March 29, 2019: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Qatar, Russia, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates. The MXEF aims to capture 85% of the free float-adjusted market capitalization in each country.

For more information about the MXEF, see "The MSCI Indices" beginning on page S-23 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the MXEF

The following graph sets forth the historical performance of the MXEF based on its daily closing levels from April 29, 2009 through April 29, 2019. We obtained the closing levels below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg. The historical levels of the MXEF should not be taken as an indication of its future performance.



Source: Bloomberg

Events of Default and Acceleration

If the Securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described herein. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for the purposes of determining the Allocated Basket Return. If a Market Disruption Event exists with respect to a Basket Component on that scheduled trading day, then the accelerated Final Valuation Date for that Basket Component will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days as the latest postponed Final Valuation Date. For the avoidance of doubt, if no Market Disruption Event exists with respect to a Basket Component on the scheduled trading day preceding the date of acceleration, the determination of such Basket Component's Final Level will be made on such date, irrespective of the existence of a Market Disruption Event with respect to any other Basket Component occurring on such date.

If the Securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC will agree to sell to the Agent, and the Agent will agree to purchase, all of the Securities at the price to public less the underwriting discount indicated on the cover hereof. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. The Agent may allow a concession to its affiliates not in excess of the underwriting discount set forth on the cover hereof.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so and may cease making such offers at any time. HSBC or its affiliate will enter into swap agreements or related hedge transactions with one of its other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement related to this free writing prospectus in market-making transactions after the initial sale of the Securities, but is under no obligation to make a market in the Securities and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the accompanying prospectus supplement.